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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Navtech, Inc.

                                (Name of Issuer)

                          Common Stock, $.001 par value

                         (Title of Class of Securities)

                                  63935 Q 10 0

                                 (CUSIP Number)

                                  June 15, 2001

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[X ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 63935 Q 10 0


    1.       Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Alain Mallart ("Mallart")
             Finextern S.A. ("Finextern")
             Net Mutation S.A. ("Net Mutation")



    2.       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) [   ]
             (b) [   ]




    3.       SEC Use Only




    4.       Citizenship or Place of Organization.

             Mallart - France
             Finextern - Belgium
             Net Mutation - Belgium





Number of                   5.          Sole Voting Power
Shares
Beneficially                            Mallart - 0
Owned by                                Finextern - 0
Each Reporting                          Net Mutation - 0
Person With




                            6.          Shared Voting Power

                                        Mallart -658,700
                                        Finextern - 658,700
                                        Net Mutation - 476,700



                            7.          Sole Dispositive Power

                                        Mallart - 0
                                        Finextern - 0
                                        Net Mutation - 0



                            8.          Shared Dispositive Power

                                        Mallart -658,700
                                        Finextern - 658,700
                                        Net Mutation - 476,700



    9.       Aggregate Amount Beneficially Owned by Each Reporting Person

             Mallart -658,700
             Finextern - 658,700
             Net Mutation - 476,700




    10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                (See Instructions) [  ]




    11.      Percent of Class Represented by Amount in Row (9)

             Mallart - 14.9%
             Finextern - 14.9%
             Net Mutation - 10.8%



    12.      Type of Reporting Person (See Instructions)

             Mallart - IN
             Finextern - CO
             Net Mutation - CO







Item 1.              (a)    Name of Issuer

                            Navtech, Inc.

                     (b)    Address of Issuer's Principal Executive Offices

                            2340 Garden Road, Suite 102
                            Monterey, California  93940

Item 2.              (a)    Name of Person Filing

                            Alain Mallart ("Mallart")
                            Finextern S.A. ("Finextern")
                            Net Mutation S.A. ("Net Mutation")

                    This is the initial filing on Schedule 13G for Net Mutation. This filing amends the Schedule 13G for an event dated April 26, 2001 filed by Mallart and Finextern.

                     (b) Address of Principal Business Office or, if none, Residence

                            Mallart -38 avenue des Klauwaerts
                                          1050 Brussels, Belgium

                            Finextern - 82 avenue de Tervueren/Etterbeck
                                          1040 Brussels, Belgium

                            Net Mutation - 12 Place du Jardin aux Fleurs
                                          1000 Brussels, Belgium

                     (c)    Citizenship

                            Mallart - France
                            Finextern - Belgium
                            Net Mutation - Belgium

                     (d)    Title of Class of Securities

                            Common Shares, par value $.001 per share

                     (e)    CUSIP Number

                            63935 Q 10 0


Item 3. This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.       Ownership.

             (a)    Amount beneficially owned:

                    Mallart - 658,700
                    Finextern - 658,700
                    Net Mutation - 476,700

             (b)    Percent of class:

                    Mallart - 14.9%
                    Finextern - 14.9%
                    Net Mutation - 10.8%

             (c)    Number of shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote

                        Mallart - 0
                        Finextern - 0
                        Net Mutation - 0

                 (ii)   Shared power to vote or to direct the vote

                        Mallart - 658,700
                        Finextern - 658,700
                        Net Mutation - 476,700

                 (iii)  Sole power to dispose or to direct the disposition of

                        Mallart - 0
                        Finextern - 0
                        Net Mutation - 0

                 (iv)   Shared power to dispose or to direct the disposition of

                        Mallart - 658,700
                        Finextern - 658,700
                        Net Mutation - 476,700


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.



Item 8.   Identification and Classification of Members of the Group

          Not applicable.


Item 9.   Notice of Dissolution of Group

          Not applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits
--------

 (1) Agreement among the Reporting Persons.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Alain Mallart
                                       ------------------------------------
                                       Alain Mallart

                                       February 4, 2002
                                       ------------------------------------
                                       Date


                                       FINEXTERN S.A.

                                       By: /s/ Alain Mallart
                                          ----------------------------------
                                         Alain Mallart, Administrateur Delegue


                                       February 4, 2002
                                       -------------------------------------
                                       Date


                                       NET MUTATION S.A.

                                       By: /s/ Alain Mallart
                                          -----------------------------------
                                          Alain Mallart, Administrateur Delegue

                                       February 4, 2002
                                       --------------------------------------
                                       Date










                                    EXHIBIT 1

     The undersigned agree that the Amendment Number 1 to Schedule 13G to which this Agreement is attached is filed on behalf of each one of them.


                                        /s/ Alain Mallart
                                       ------------------------------------
                                       Alain Mallart

                                       February 4, 2002
                                       ------------------------------------
                                       Date


                                       FINEXTERN S.A.

                                       By: /s/ Alain Mallart
                                          ----------------------------------
                                         Alain Mallart, Administrateur Delegue


                                       February 4, 2002
                                       -------------------------------------
                                       Date


                                       NET MUTATION S.A.

                                       By: /s/ Alain Mallart
                                          -----------------------------------
                                          Alain Mallart, Administrateur Delegue

                                       February 4, 2002
                                       --------------------------------------
                                       Date